Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on April 9, 2002, to:

     * consider approval of the reorganization of the Fund as a newly created series of ING Funds Trust, a Massachusetts business trust (For:
          30,470,805, Against: 681,592); and

     * consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING High Yield Opportunity Fund, a series of ING Mutual Funds, on May 17, 2002 (For:
          28,038,517, Against: 997,477).